
March 16, 2009

<u>**Via Facsimile and U.S. Mail**</u>
Andrew Dakos
Full Value Partners L.P.
Park 80 West
Plaza Two, Suite 750
Saddle Brook, NJ 07663

>   **Re: Wilshire Enterprises, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **filed February 20, 2009**
>   **by Full Value Partners L.P.**
>   **File No. 5-32567**
>   **Amendment No. 13 to Schedule 13D**
>   **filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on**
>   **January 5, 2009**
>   **File No. 5-32567**

Dear Mr. Dakos:

    We have conducted a limited review of the filings listed above and have the following comments.

General

1.   It has come to our attention that the form of proxy filed with the definitive proxy statement differs materially from the form of proxy made available to shareholders who choose to vote on line through the website www.2voteproxy.com. Unlike the proxy card included in the definitive materials filed on EDGAR, the proxy card on the website does not indicate by whom the solicitation is made. In addition, the name "Wilshire Enterprises, Inc." appears in the space above the voting boxes which potentially could cause some confusion as to who is soliciting the proxies. We further note the addition of a "Quick Vote" option on the online proxy card which allows persons to click a button to vote shares pursuant to unidentified "trustees'" recommendations. Given that the trustees are not identified as Bulldog nominees, the reference potentially could be confusing to shareholders who may assume that they are granting proxy authority to the company's trustees. Please revise the proxy card appearing on any online website to conform with the proxy card filed with the definitive proxy statement. Please refer to Rule 14a-4(a) of

Regulation 14A.

2.   In light of the possible confusion that may have been created by the form of proxy that appears on www.2voteproxy.com, please advise us of any corrective measures you plan on taking to ensure that all persons who already provided their proxies via an online website are provided an opportunity to recast their vote using a proxy card that has been corrected in the manner set forth in comment 1.

Schedule 13D/A

3.   We refer you to your response letter dated January, 20, 2009 in which you state that the "members of the filing group that have withdrawn are clients over whose shares [you] formerly held discretionary voting and disposal authority...thus, their identities are immaterial to investors in Wilshire." We are unable to agree with your conclusion that the identities of individuals who have left the filing group are immaterial. Given that such persons were members of the filing group, pursuant to Instruction 1 and Instruction C to Schedule 13D, each member of the group should have been identified such that upon their withdrawal, their identities would have been made apparent. Without such information being publicly accessible, the materiality of such persons' identities to the current Wilshire contested election is not discernible. Accordingly, we reissue our comment and request that you identify the former group members who withdrew and provide the information called for by Instruction C to Schedule 13D with respect to the former members. We may have further comment.

Closing Comments

        Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

  ·   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions